# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rocky Mountain Chocolate Factory, Inc., CIK 0001616262
CUSIP: 77467X101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 265 TURNER DRIVE, DURANGO, Colorado (CO), 80202
Date of event which requires filing of this statement: 09/16/2025
Amends the filing with accession number 0000921895-21-002500
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 356,000; sole dispositive power 0; shared dispositive power 356,000; aggregate amount beneficially owned 356,000 (4.6% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 100; shared voting power 356,000; sole dispositive power 100; shared dispositive power 356,000; aggregate amount beneficially owned 356,100 (4.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Rocky Mountain Chocolate Factory, Inc.
Address of issuer's principal executive offices: 265 TURNER DRIVE, DURANGO, Colorado (CO), 80202

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 356,000 Shares directly owned by the Radoff Foundation is approximately $748,155, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 100 Shares directly owned by Mr. Radoff is approximately $583, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 7,793,924 Shares outstanding as of July 11, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 15, 2025.

As of the date hereof, the Radoff Foundation directly beneficially owned 356,000 Shares, constituting approximately 4.6% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 100 Shares, constituting approximately 0.001% of the Shares outstanding. Mr. Radoff, as a director of the Radoff Foundation, may be deemed to beneficially own the 356,000 Shares beneficially owned by the Radoff Foundation, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 356,100 Shares, constituting approximately 4.6% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of Radoff Foundation and Mr. Radoff may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by the Radoff Foundation.

Mr. Radoff has the sole power to vote and dispose of the Shares directly beneficially owned by him.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of September 16, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

2 - Transactions in Securities.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (09/17/2025)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (09/17/2025)